SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 27, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release  ANGLOGOLD ASHANTI FILES PROSPECTUS SUPPLEMENT RELATING TO
                                      THE RIGHTS OFFER WITH THE SEC

news release
AngloGold Ashanti Limited (“AngloGold Ashanti”)
(Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
AngloGold Ashanti hereby announces that it has filed a prospectus supplement with the U.S.
Securities and Exchange Commission relating to the rights offer announced on 23 May 2008.
The prospectus supplement will be posted to holders of AngloGold Ashanti ADSs recorded in the register at Tuesday, 3 June 2008 on or about 5 June 2008 and to holders of AngloGold
Ashanti ordinary shares in the United States recorded in the register at Friday, 6 June 2008 on or about 9 June 2008.
Johannesburg
27 May 2008
Goldman Sachs International, Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd., which are regulated in the United Kingdom by the Financial Services Authority, are acting for AngloGold Ashanti and no-
one else in connection with the rights offer and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of Goldman Sachs International, Morgan Stanley & Co.
International plc and J.P. Morgan Securities Ltd. nor for providing advice in connection with the rights offer. UBS
Limited is acting for AngloGold Ashanti and no-one else in connection with the rights offer and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of UBS
Limited nor for providing advice in connection with the rights offer.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. AngloGold
Ashanti has filed a registration statement in the United States under the Securities Act of 1933, as amended, in connection with the offer and sale of the securities described herein. A written prospectus for the offering meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and, when available, the prospectus supplement relating to the rights offering, may be obtained from AngloGold Ashanti at 76 Jeppe
Street, Newtown, Johannesburg, South Africa and on the website maintained by the Securities and Exchange
Commission at http://www.sec.gov

The rights offer described in this announcement will only be addressed to and directed at persons in member states of the European Economic Area, or EEA, who are "Qualified Investors" within the meaning of Article 2(1)(e) of the Prospectus Directive. In addition, in the United Kingdom, the rights offering is only addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The new shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors. In addition, due to restrictions under securities laws, the rights offer is not available to persons who are residents in Japan. The rights offer will also not be addressed to, or directed at, holders of AngloGold Ashanti GhDSs in Ghana or holders of AngloGold Ashanti CDIs who are resident outside Australia.

This announcement includes "forward-looking information" within the meaning of Section 27A of the Securities
Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effect of the hedge reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim",
"expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential"
or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements.
Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2007, which was filed with the Securities and Exchange Commission on 19 May 2008.
These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

In connection with the proposed merger transaction involving AngloGold Ashanti and Golden Cycle Gold
Corporation, AngloGold Ashanti has filed with the SEC a registration statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (“SEC”) as well. BEFORE MAKING
ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY
STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT
DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC’s
Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117,
Marshalltown, 2107) South Africa, Attention: Investor Relations, +27 11 637 6385, or to Golden Cycle Gold
Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO 80906, Attention: Chief Executive Officer,
(719) 471-9013.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 27, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary